Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

September 27, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Dietrich A. King and Scott Anderegg
Re: Corning Natural Gas Holding Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed September 25, 2013
File No. 333-190348

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the "Company") to your letter, dated September 27, 2013, containing comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers. Our references are to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement").

General

1. You have submitted a request for acceleration and provided us with certain acknowledgements, commonly referred to as "Tandy" representations. In this regard your third representation is incomplete. It should read, in part, "the company may not assert staff comments and the declaration of effectiveness..." rather than "the company may not assert this action..." (emphasis added). Please re-submit your acceleration request with the correct Tandy representations.

Company response:

The request for acceleration from the Company has been revised to mirror the requested language and is included with this letter.

Description of Holding Company Capital Stock, page 55.

2. We note your response to comment 1 in our letter dated September 23, 2013. We further note that you have not included a risk factor addressing the risk to the top ten shareholders because of the operation of Section 630 of the New York Corporation Law.

Company response:

The Registration Statement has been revised to include in the proxy statement/prospectus, under the heading "Risk Factors - All outstanding shares of Holding Company Common Stock issued in the Share Exchange will, in the opinion of our counsel, be fully paid and non-assessable except as may be provided under Section 630 of the New York Business Corporation Law," the additional disclosure relating to Section 630 of the New York Business Corporation Law which was inadvertently omitted from Amendment No. 2 in the conversion of the document to EDGAR for filing.

Conclusion

We have reviewed with the Company's management the Company's responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Company's acknowledgement that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Company that a request for acceleration is treated as confirmation by the Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Company has informed us that, in order to allow adequate time for the special meeting of shareholders to be held, it desires to have the Registration Statement declared effective at 9:00 a.m. on Monday, September 30, 2013 pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as practicable. The Company's request for acceleration of the effectiveness of the Registration Statement is included in the attached letter from the Company.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean

Corning Natural Gas Holding Corporation

330 W. William Street

Corning, New York 14830

September 27, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Dietrich A. King and Scott Anderegg
Re: Corning Natural Gas Holding Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed September 25, 2013
File No. 333-190348

Ladies and Gentlemen:

This letter accompanies the letter of our counsel responding on our behalf to your letter, dated September 27, 2013, setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above and accompanying Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement"). Corning Natural Gas Holding Corporation hereby requests that the effective date of its Registration Statement on Form S-4 (No. 333-190348) be accelerated so that it will be declared effective at 9:00 a.m. on Monday, September 30, 2013 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as practicable.

The Company hereby acknowledges that:

    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call Deborah J. McLean at (585) 263-1307 or John D. Moragne at (585) 263-1315, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Sincerely,
Corning Natural Gas Holding Corporation
By: /s/ Michael I. German
Michael I. German, President and Chief
Executive Officer